SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

Date:    August 3, 2005

FNX MINING COMPANY INC.

By:    /s/ Dave Constable

Dave Constable

Vice President

2

Cu-Ni-Pt-Pd-Au Discovered at Surface in

Footwall Rocks Behind Kirkwood Mine

TORONTO: August 3, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) reports the discovery of a new massive sulphide surface showing containing high-grade, copper-nickel-platinum-palladium-gold mineralization (e.g. channel sample CH4 - 18.9 ft grading 2.3% Cu, 0.7% Ni and 7.9 g/t Pt-Pd-Au) on its 75%-owned Sudbury Joint Venture Kirkwood Property located in Sudbury, Ontario (Figure 1). Limited drilling of the discovery to date, which has been named the Segway Discovery, intersected similar high-grade mineralization at shallow depths (e.g. FNX8001 - 25.6 ft grading 5.4% Cu, 0.8% Ni and 16.7 g/t Pt-Pd-Au). The strike length and possible size of the discovery near surface appear limited at this time, but additional drilling at depth along with geological and geophysical surveys is required to determine the significance of this new discovery.

The Kirkwood Mine Property (Figure 2) occurs within the very prolific South Range of the Sudbury Basin. This  south-east part of the South Range hosts the Frood Mine, the Stobie Mine, the Little Stobie Mine, the Kirkwood Mine, the Garson Mine, the Falconbridge Mine and the East Mine. Inco Limited’s currently operating Garson Mine is located contiguous to and midway between the Kirkwood and the Falconbridge Mine Properties.

A geological mapping and prospecting program was initiated on the Kirkwood Property earlier this summer as a lead in or segue to exploring the recently acquired Falconbridge Mine Property. The Kirkwood exploration program was designed to augment the FNX geologists' local knowledge of the ore controls in this part of the Sudbury Basin and to assist them in planning and carrying out the 2005 Exploration Program on the recently acquired Falconbridge Mine property, which is located along strike and approximately two miles to the northeast of the Kirkwood Property.

The initial work on the Kirkwood Property discovered a previously undocumented two inch wide vein of massive sulphides containing high-grade Cu-Ni-Pt-Pd-Au values, approximately 2,000 ft behind the Kirkwood Mine (Figure 3).  Subsequent work, including geological mapping, airborne geophysical follow-up, beepmat prospecting, surface stripping and channel sampling trenching revealed the two inch vein to be connected to a 53 ft long lens of massive sulphide, dominated by pyrrhotite with minor chalcopyrite, within mineralized Sudbury Breccia and quartz diorite. The highest precious metal values are within the massive sulphide lens and are dominated by palladium with significant platinum and gold.

Trenching, mapping and channel sampling results are presented in Figure 4.

HIGHLIGHTS

Channel Sampling

	Length	Cu%	Ni%	Pt g/t	Pd g/t	Au g/t	TPMs g/t
CH1B	11.2’	2.7	0.4	0.4	4.2	0.7	5.3
CH2	20.7’	0.5	0.1	0.5	2.9	1.2	4.6
CH3	9.2’	3.1	0.8	0.7	5.2	3.4	9.4
CH4	18.9’	2.3	0.7	0.6	6.7	0.6	7.9

FNX has completed six shallow drillholes to date (2,139 ft), with significant Cu-Ni-Pt-Pd-Au mineralization being intersected in three holes.

HIGHLIGHTS

Drilling

Hole No.	From	To	Length	Cu%	Ni%	Pt g/t	Pd g/t	Au g/t	TPM g/t
FNX8000	117.8’	138.9’	21.1’	2.3	0.5	0.9	4.9	0.8	6.6
FNX8001	205.6’	231.2’	25.6’	5.4	0.8	3.3	11.4	2.0	16.7
incl	205.6’	216.0’	10.4’	6.1	0.7	5.9	22.7	4.2	32.8
FNX8002	333.7’	335.4’	1.7’	3.8	0.9	1.3	4.9	7.9	14.1

The three drill holes that intersected the sulphide lens have tested the mineralization to 250 ft beneath the trench (Figure 5 and Table 1).  A drillhole 100 ft to the west and two drillholes 100 ft to the east intersected the favourable breccia horizon, but did not intersect massive sulphides or the associated quartz diorite (Figure 6). Though the plunge of the mineralization remains open at depth its strike length appears to be limited near surface. Further work including drilling along strike and at depth will continue later this summer.

The formerly producing Kirkwood Property is located in Garson Township some 11 kms northeast of Sudbury (Figure 1).  Copper and nickel sulphide mineralization was discovered in 1892 and, following several small mining ventures in the early 1900s, the Property was acquired and put into production by Inco Limited using a 2,150 ft vertical shaft. Historical production from Kirkwood totalled approximately 2,695,000 tons grading 1.00% Cu, 0.90% Ni and 2.3g/t TPM

The discovery of significant Cu-Ni-Pt-Pd-Au mineralization some 2,000 ft into the footwall behind the Kirkwood Mine not only demonstrates the potential of the footwall rocks in this part of the Sudbury Basin but also at the nearby Falconbridge Property. The footwall rocks of the Kirkwood and Falconbridge Mine properties are considered to be relatively unexplored and to have significant potential to host Sudbury Basin type footwall deposits. In addition, the Falconbridge Mine property, (historic production of 42,000,000 tons grading 1.5% Ni, 0.9% Cu and 1 g/t TPMs) which was recently acquired in the Aurora Platinum transaction, is mostly covered by widespread glacial outwash sand which may have hindered surface exploration and prospecting along the five miles of highly favourable Sudbury Breccia and footwall rocks on the Property.

Sudbury Joint Venture – General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec Corporation (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Podolsky (formerly Norman) and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated March 31, 2005.

The Aurora Platinum Sudbury properties cover approximately 30,102 acres, including the Falconbridge Property located in the southeast corner of the Sudbury Basin and the Foy-Bowell Property situated on the North Range of the Basin.  The Falconbridge Property hosts approximately five miles of favourable Sudbury Breccia footwall, while the Foy-Bowell Property contains approximately nine miles of offset dyke target along the Foy Offset structure plus a large area of prospective footwall potential.

James M. Patterson, Ph.D., P.Geo., Executive Consultant, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. Samples of half core are prepared at SGS Lakefield Laboratories in Garson and shipped to ALS Chemex in Vancouver for assay. Please see the July 16, 2003 FNX news release and the March 31, 2005 Annual Information Form for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

Forward looking statement

This news release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  In this news release, statements about potential discoveries or extensions of footwall type deposits are forward-looking statements.  There is no guarantee that any discovery of commercial mineralization will be made on FNX Mining’s properties. Accordingly, readers should not place undue reliance on forward-looking statements.

Second Quarter Results and Conference Call

FNX will be releasing its Second Quarter results before the market opens on Thursday, August 4, 2005 and hosting a Second Quarter conference call on Thursday, August 4th, 2005 at 4:15 pm Eastern Time.  Conference call numbers are:

Live in North America:

416-340-2216 or 1-866-898-9626

Access Code: Ask for FNX Mining Conference call

A replay is available until midnight, August 12th, 2005 at:

416-695-5800 or 1-800-408-3053

Access Code: 3159979#

Slides for the conference call may be accessed on the Company’s website home page at www.fnxmining.com

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

Table 1:  Kirkwood Property – Drillhole Assays

					Feet			%		(g/t)			(oz/st)
Hole No.	East	North	Az	Dip	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM
FNX8000	436086	422274	360	-45	117.8	138.9	21.1	2.3	0.5	0.9	4.9	0.8	6.6	0.19
incl.					124.0	138.9	14.9	3.1	0.6	1.1	5.4	1.0	7.5	0.22
incl.					133.5	138.9	5.4	2.4	1.2	1.4	2.5	0.2	4.1	0.12
FNX8001	436086	422190	360	-45	205.6	231.2	25.6	5.4	0.8	3.3	11.4	2.0	16.7	0.49
incl					205.6	216.0	10.4	6.1	0.7	5.9	22.7	4.2	32.8	0.96
incl					219.4	231.2	11.8	6.3	1.1	0.5	1.9	4.0	6.4	0.19
FNX8002	436088	422096	360	-45	333.7	335.4	1.7	3.8	0.9	1.3	4.9	7.9	14.1	0.41
FNX8003	435987	422274	360	-45				nsv
FNX8004	436209	422169	360	-46				nsv
FNX8005	436187	421979	360	-55				nsv

•

The lengths reported are drill intersected core lengths

•

True widths are estimated as 80% - 90% of intersection length

•

Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold

•

TPM = Total Precious Metals defined as Pt+Pd+Au

•

g/t = grams per metric tonne

•

oz/st = ounces/short ton

•

conversion factor g/t to oz/st = g/t x 0.02917

•

nsv = no significant values

Sudbury Ground Holdings

Podolsky
Wanapitei Lake
North Range
NR Footwall
Levack
McCreedy West
Whitson Lake
Falconbridge
Kirkwood
Whitewater Lake
Sudbury
South Range
Victoria
SJV Properties
Aurora Properties
Current and Past Producing Mines
Sublayer; Offsets Rocks
Sudbury Igneous Complex
0
10
Miles

Figure 1

FNX Mining Company Inc.
August, 2005

Sudbury Joint Venture
South Range Breccia Belt

East Mine
Cryderman
Main Mine
Kirkwood
Garson
Blezard
Little Stobie
Stobie
Frood
Murray
Falconbridge
Copper Cliff North
Copper Cliff South
Sudbury Igneous Complex
Sudbury Breccia
Footwall Rocks
0
10
Miles

Figure 2

FNX Mining Company Inc.
August, 2005

Sudbury Joint Venture
Kirkwood Property

Sudbury Igneous Complex
Kirkwood Mine
Footwall
South Range Breccia Belt
Drilling and Trench Area
0
2000
feet

Figure 3

	Feet	%		g/t			
Channel	Length	Cu	Ni	Pt	Pd	Au t	TPM
CH1A	1.60	2.78	0.11	3.49	9.73	1.24	14.46
CH1B	11.20	2.71	0.38	0.35	4.24	0.73	5.32
CH2	20.66	0.47	0.06	0.52	2.91	1.16	4.59
CH3	9.19	3.08	0.81	0.73	5.24	3.40	9.37
CH4	18.90	2.29	0.67	0.61	6.71	0.57	7.90
CH5	9.84	2.13	1.00	1.52	2.61	0.27	4.40
CH6	4.59	0.20	0.01	0.63	1.32	0.36	2.31

Trench
0
50
feet
Massive Sulphide Lens
1B
5
6
4
1A
2
Channel Samples
Massive Sulphide
Chalcopyrite Stringers
Quartz Diorite
Inclusion Quartz Diorite
Metabreccia
Sudbury Breccia
Metasediments
Beepmat Anomaly
Trench

Figure 4

FNX Mining Company Inc.
August, 2005

Sudbury Joint Venture
Kirkwood Drilling

North
Surface
South
Trench
8000
8001
8002
Channel CH4 2.3%, 0.7%, 7.9gt
18.9
2.3%, 0.5%, 6.6gt
21.1
5.4%, 0.8%, 16.7gt
25.6
3.8%, 0.9%, 14.1gt
1.7
300ft
Mineralized Zone
Cu, Ni, TPM g/t
Feet
0
100
feet
Kirkwood Drill Section 436087E
Segway Deposit

Figure 5

1000el
800el
600el
Trench
8003
8000
8004
8001
8002
8005
Western Boundary of SJV Property
Mineralized Drillhole
Barren Drillhole
0
200
feet
435500E
436000E
436500E
Longitudinal Section
Looking North

Figure 6

FNX Mining Company Inc.
August, 2005